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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

WORLDQUEST NETWORKS, INC.

(Name of Issuer)

Common Stock - $0.01 Par Value

(Title of Class of Securities)

98156W105

(Cusip Number)

Ntera Holdings, Inc.
1020 NW 163rd Drive
Miami, FL 33169
(305) 914-2466

with a copy to
Joel Mayersohn
Adorno & Yoss, P.A.
350 E. Las Olas Boulevard, Suite 1700
Ft. Lauderdale, FL 33301
(954) 763-1200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 16, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98156W105			Page 1 of 4 Pages

1.	Name of Reporting Person: NTERA HOLDINGS, INC.		I.R.S. Identification Nos. of above persons (entities only): TAX I.D. #65-1121840

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 2,566,478(1)

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,566,478

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 41%(1)

14.	Type of Reporting Person (See Instructions): CO

(1)	2,566,478 shares of WorldQuest Common Stock covered by this Schedule 13D are subject to a Voting Agreement and Irrevocable Proxy (the “Voting Agreement”) between Eagle Venture Capital, LLC (“Eagle”) and Ntera Holdings, Inc. (“Ntera”), pursuant to which Eagle has agreed to vote all of its shares of WorldQuest Common Stock in favor of the proposed merger of Ntera with and into WorldQuest (as described in Items 3 and 4 of this Schedule 13D). Ntera expressly disclaims beneficial ownership of any of the shares of WorldQuest Common Stock covered by the Voting Agreement.

ATTACHMENT

CUSIP No. 98156W105

Item 1. Security and Issuer.

     This statement of beneficial ownership on Schedule 13D is filed with respect to the Common Stock, $0.01 par value per share, of WorldQuest Networks, Inc., a Delaware corporation (“WorldQuest” or the “Company”). The principal executive offices of WorldQuest are located at 14911 Quorom Drive, Suite 140, Dallas, TX 75254.

Item 2. Identity and Background.

     This statement of beneficial ownership on Schedule 13D is being filed by Ntera Holdings, Inc., a Delaware corporation formerly known as Radiant Holdings, Inc. (“Ntera” or the “Reporting Party”), pursuant to Rule 13d-1 promulgated by the Securities and Exchange Commission under Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”). The Reporting Party’s principal address is 1020 NW 163rd Drive, Miami, FL 33169.

     The following individuals serve the Reporting Party in the following capacities, and are hereinafter referred to as the “Executive Officers/Directors.” Unless otherwise stated, the address of each of the Executive Officers/Directors is 1020 NW 163rd Drive, Miami, FL 33169:

Name	Position	Citizenship	Principal Occupation and Employer Information
Engin Yesil Guven Kivilcim	President/CEO/Director Vice President/Director	USA USA	Officer and Director of Ntera Officer and Director of Ntera

     Neither the Reporting Party nor any of the Executive Officers/Directors has been, during the past five years, (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which had the result of him or her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     On March 16, 2004, WorldQuest and Ntera entered into an Agreement and Plan of Merger (the “Merger Agreement”), which when consummated will result in a change of control of WorldQuest. Under the terms of the Merger Agreement, Ntera will be merged with and into WorldQuest, with WorldQuest as the surviving company (the “Merger”).

     As an inducement for Ntera to enter into the Merger Agreement, Eagle Venture Capital, LLC, (“Eagle”) as shareholder of WorldQuest has agreed to enter into a Voting Agreement and Irrevocable Proxy with Ntera. Pursuant to the terms of the Voting Agreement and Irrevocable Proxy, Eagle has agreed to vote in favor of the Merger and to designate Ntera as its proxy and attorney-in-fact to vote the 2,566,478 shares of Common Stock of WorldQuest representing

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approximately 41% of the issued and outstanding voting capital of WorldQuest in connection with the execution of the Merger Agreement. References to the Merger Agreement and the Voting Agreement, as set forth above in this Item 3, are qualified in their entirety by reference to the copies of the Merger Agreement and Voting Agreement included as Exhibits 1 and 2, respectively, to this Schedule 13D, and are incorporated in this Item 3 in their entirety where such references and descriptions appear.

Item 4. Purpose of Transaction.

     The Reporting Party has agreed to enter into a Voting Agreement and Irrevocable Proxy with Eagle to secure the vote of the principal shareholder of WorldQuest in order to consummate the Merger. The Voting Agreement and Irrevocable Proxy shall terminate at the earlier of the consummation of the Merger or upon termination of the Merger Agreement.

     Upon consummation of the Merger as contemplated in the Merger Agreement (1) Ntera will be merged into WorldQuest, (2) the four existing WorldQuest directors (or their successors) and three directors to be designated by Ntera will serve as the board of directors of the surviving company, and (3) the WorldQuest bylaws and certificate of incorporation shall continue to be the bylaws and certificate of incorporation of the surviving company.

     References to the Merger Agreement and the Voting Agreement, as set forth above in this Item 4, are qualified in their entirety by reference to the copies of the Merger Agreement and Voting Agreement included as Exhibits 1 and 2, respectively, to this Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

Item 5. Interest in Securities of the Issuer.

     (a)-(b) The number of shares of WorldQuest Common Stock covered by the Voting Agreement is 2,566,478, which constitutes approximately 41% of WorldQuest’s Common Stock, based on the number of outstanding shares on March 15, 2004, as represented by WorldQuest in the Merger Agreement. By virtue of the Voting Agreement, the Reporting Party may be deemed to share with Eagle the power to vote the shares subject to the Voting Agreement. However, the Reporting Party (1) is not entitled to any rights as a shareholder of WorldQuest as to the shares covered by the Voting Agreement and (2) disclaims any beneficial ownership of the shares of WorldQuest Common Stock that are covered by the Voting Agreement. See the information in Items 2 and 3 with respect to Eagle and the information in Items 3 and 4 with respect to the Voting Agreement, which is incorporated herein by reference.

     (c) Other than as set forth in this Item 5 (a)-(b), to the best of the Reporting Party’s knowledge as of the date hereof, (1) neither Ntera nor any subsidiary or affiliate of Ntera nor any of Ntera’s directors or executive officers, beneficially owns any shares of WorldQuest Common Stock and (2) there have been no transactions in the shares of WorldQuest Common Stock effected during the past 60 days by Ntera, nor to the best of Ntera’s knowledge, by any subsidiary or affiliate of Ntera or any of Ntera’s directors or executive officers.

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     (d) No other person is known by the Reporting Party to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, WorldQuest Common Stock subject to the Voting Agreement.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference. To the best of Ntera’s knowledge, except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between any such persons and any person with respect to any securities of WorldQuest.

Item 7. Material to be Filed as an Exhibit.

1.	Agreement and Plan of Merger dated March 16, 2004, by and among Ntera Holdings, Inc., Engin Yesil and WorldQuest Networks, Inc. (incorporated herein by reference to WorldQuest’s Form 8-K/A filed on March 19, 2004).

2.	Form of Voting Agreement and Irrevocable Proxy by and between Eagle Venture Capital, LLC and Ntera Holdings, Inc., formerly known as Radiant Holdings, Inc. (incorporated herein by reference to WorldQuest’s Form 8-K/A filed on March 19, 2004).

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SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2004	NTERA HOLDINGS, INC.
/s/ ENGIN YESIL Its: President and Chief Executive Officer

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